UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Terraformation Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 1, 2020

Physical Address of Issuer:

73-4485 Kahilihili Street, Kailua-Kona, HI 96740, United States

Mailing Address of Issuer:

PO Box 3470, PMB 15777, Honolulu, HI 96801-3470

Website of Issuer:

https://www.terraformation.com

Current number of employees

87

Terraformation Inc.

	Most recent fiscal year-end (2022) *	Prior fiscal year-end (2021)
Total Assets	$13,491,813	$23,286,661
Cash & Cash Equivalents	$9,634,783	$22,031,299
Accounts Receivable	$256,664	$8,000
Short-term Debt	$161,764	$0
Long-term Debt	$488,934	$0
Revenues/Sales	$1,138,250	$122,821
Cost of Goods Sold	$861,420	$72,788
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(16,358,161)**	$(17,756,384)**

*These figures are unaudited for the period ending December 31, 2022
**Includes stock based compensation of $1,281,249 for 2022 and $6,023,735 for 2021

Terraformation Inc.

April 28, 2023

Terraformation Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Terraformation Inc. ("**Terraformation**" the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.terraformation.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Terraformation Inc.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Yishan Wong

Yishan Wong

(name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Yishan Wong

(Signature)

Yishan Wong

(Name)

Director

(Title)

April 28, 2023

(Date)

Terraformation Inc.

/s/Max Altman

(Signature)

Max Altman

(Name)

Director

(Title)

April 28, 2023

(Date)

/s/Olga Irzak

(Signature)

Olga Irzak

(Name)

Director

(Title)

April 28, 2023

(Date)

Instructions.

<p align="center">Terraformation Inc.</p>

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

.

TABLE OF CONTENTS

ABOUT THIS FORM C

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS | i

SUMMARY | 1

    The Company | 1

RISK FACTORS | 2

    Risks Related to the Company's Business and Industry | 2

BUSINESS | 14

    Description of the Business | 14

    Business Plan | 14

    The Company's Products and/or Services | 14

    Competition | 16

    Customer Base | 16

    Intellectual Property | 16

    Governmental/Regulatory Approval and Compliance | 16

    Litigation | 16

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS | 18

    Indemnification | 25

    Employees | 25

CAPITALIZATION, DEBT AND OWNERSHIP | 26

    Capitalization | 26

    Outstanding Debt | 30

    Ownership | 30

FINANCIAL INFORMATION | 31

    Operations | 31

    Cash and Cash Equivalents | 31

    Liquidity and Capital Resources | 31

    Capital Expenditures and Other Obligations | 31

    Valuation | 31

    Material Changes and Other Information | 31

    Previous Offerings of Securities | 32

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST | 33

TAX MATTERS | 40

LEGAL MATTERS | 40

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION | 40

ADDITIONAL INFORMATION | 41

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Terraformation Inc. operates a "forest as a service" business. The Company was incorporated in Delaware as a corporation on January 1, 2020.

The Company is located at 73-4485 Kahilihili Street, Kailua-Kona, HI 96740, United States.

The Company's website is https://www.terraformation.com.

The Company is headquartered in Hawaii. The Company manages 18 forest restoration projects in Hawaii and internationally. The Company sells its products and services direct to corporate customers and through the Internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above[, and the report may be found on the Company's website].

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Terraformation Inc. ("Terraformation") operates a "Forest as a Service" business. Specifically, we focus on reforestation projects and forestry technology development to accelerate global forest development. Global native forest restoration is the lowest cost, lowest risk, and most politically feasible carbon drawdown solution available. Terraformation scales natural carbon capture by solving the biggest bottlenecks to forest restoration, accelerating global progress toward this climate solution. Our goal is to help individuals, companies, and governments grow three billion acres of net-new forests that improve land, create economic value, and save the world from climate change.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. Since inception, we have incurred, and we expect in the future while we grow to incur, losses and negative cash flow, either or both of which may be significant. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Catastrophic events or global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

We are subject to the risk of various catastrophic events, including but not limited to the occurrence of natural disasters, such as fires, hurricanes and earthquakes, severe regional or local weather events or trends, biological or environmental disasters and significant geopolitical conditions or developments, such as significant international trade disputes, terrorist attacks, armed conflict or domestic political unrest. Any one or more of these events or conditions, or other catastrophic events or developments, could significantly affect our ability to operate our businesses and adversely affect domestic and global general economic conditions and thus market demand for our products.

In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could cause labor shortages, supply chain disruptions, and travel restrictions, among other things. In addition to the negative impact to the Company's ability to provide its products and services, such a situation could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We are creating a new industry that is in its infancy which may not be successful. We also may implement new lines of business or offer new products and services within existing lines of business.

As a company focused on reforestation and carbon sequestration, there are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or accepting of such initiatives. In marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction of new lines of business and/or new products or services, may not be achieved or meet resistance resulting in delays. Additionally, our revenue model and price and profitability targets may not prove feasible. Also, we may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products and services

We depend on suppliers and contractors to meet our contractual obligations to our partners and conduct our operations. Examples of these products for which we rely on suppliers include, but are not limited to, our seed bank containers and solar units to provide power to such containers. Our ability to meet our obligations to our partners may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or products or perform the agreed-upon services in compliance with requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our partners' expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements or if the components for such products experience significant price increases or shortages. Additionally, a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, the board of directors and its key employees.

In particular, we are dependent on Yishan Wong, our President and Chief Executive Officer, along with our executive management team, directors and key employees. The Company does not have an employment agreement with Yishan Wong and there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. Our executive management team do have employment agreements with the Company, although there can be no assurance that any or all of them will continue to be employed by the Company for a particular period of time. The loss of Yishan Wong, or any executive officers, key employees or members of our board of directors, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our industry is highly competitive.

The carbon sequestration and climate sustainability industry is young and highly fragmented. We face competition from other nature-based carbon sequestration companies as well as companies offering other carbon sequestration technologies. The industry has low barriers to entry and venture capital investments in this space have increased, which has led to a large number of new entrants. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Terraformation Inc.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential partner information, in connection with our electronic processing of payments, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and partner and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, partners' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels and also in foreign jurisdictions. Foreign, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the foreign, federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of foreign, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We rely on agreements with third parties to provide certain services, goods, and technology necessary to deliver our products and services.

Our ability to implement and provide our products and services to our partners depends, in part, on services, goods, and technology provided by third parties, particularly in regard to reverse osmosis functions and photovoltaic power. These third parties may become unable to or refuse to continue to provide these services, goods or technology on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. Although there are other third parties who could provide such services, goods or technology, if we fail to replace these services, goods or technologies in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services or technology of third parties were to fail to perform as expected, it could subject us to potential liability and have an adverse effect on our financial condition and results of operations.

Changes in global or regional climate conditions could significantly harm our business and have a negative impact on our results of operations, cash flow, and profitability of our operations.

Climate change has the potential to cause significant disruptions to our business and results of operations, cash flow and profitability. There is increasing concern that increases in global average temperatures caused by increased concentrations of carbon dioxide and other greenhouse gasses in the atmosphere could cause significant changes in weather patterns, including changes to precipitation patterns and growing seasons. These changes could, in the long term and in some locations, lead to slower growth of our trees and, potentially, changes to the species mix that we manage at our sites. An increase in global temperature could also lead to an increase in the frequency and severity of extreme weather events and other natural disasters. Thus, damage or access to the sites where we operate by existing causes, such as fire, animals, insect infestation, disease, prolonged drought, flooding, windstorms and other natural disasters, could be significantly worsened by climate change. Any one or more of these negative effects on the sites that we operate could have a material adverse impact on our business.

In some of our projects, we could incur substantial costs as a result of compliance with, violations of, or liabilities under applicable environmental laws and other laws and regulations.

We are subject to a wide range of general and industry-specific laws and regulations relating to the environment, including those governing:

- land use and rights,
- silvicultural activities, including use of pesticides and herbicides,
- agriculture and forestry operations and endangered species habitat protection,
- surface water management,
- the cleanup of contaminated sites, and
- health and safety matters.

We may incur significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations. We also could incur substantial costs, such as fines, sanctions and enforcement actions (including orders limiting our operations or requiring corrective measures or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.

As operators of real estate, we may be liable under environmental laws for cleanup, closure and other damages resulting from the presence or release of hazardous substances, if any, on or from our properties or operations. The amount and timing of environmental expenditures is difficult to predict, and in some cases, our liability may exceed forecasted amounts. The discovery of additional contamination or the imposition of additional cleanup obligations at our sites or third-party sites may result in significant additional costs. Any material liability we incur as a result of activities conducted on our properties by us or by others with whom we have a business relationship could adversely affect our financial condition.

We also anticipate public policy developments at the state, federal and international level regarding climate change and energy access, security and competitiveness. We expect these developments to address emission of carbon

Terraformation Inc.

dioxide, renewable energy and fuel standards, and the monetization of carbon. Enactment of new environmental laws or regulations or changes in existing laws or regulations, or the interpretation of these laws or regulations, might require significant expenditures. We also anticipate public policy developments at the state, federal and international level regarding taxes and a number of other areas that could require significant expenditures.

We may be required to pay significant taxes or tariffs on our exported products.

We may ship and export products to foreign markets, and our ability to do so profitably is affected by U.S. and foreign trade policy. International trade disputes occur frequently and can be taken to an International Trade Court for resolution of unfair trade practices between countries. U.S. international trade policy could result in one or more of our foreign export market jurisdictions adopting trade policy making it more difficult or costly for us to export our products to those countries. We could therefore experience reduced revenues and margins in any of our businesses that is adversely affected by international trade tariffs, duties, taxes, customs or dispute settlement terms. To the extent such trade policies increase prices, they could also reduce the demand for our products and could have a material adverse effect on our business, financial results and financial condition. We cannot predict future trade policy or the terms of any settlements of international trade disputes and their effect on our business.

We have limited ability to enforce or bind our forestry and commercial partnerships and their conduct could negatively affect our operations.

As we work with forestry and commercial partners around the world, we may face legal challenges in enforcing our rights in certain jurisdictions, especially in those countries that have a legal or judiciary system that is less transparent, more corruptible or otherwise materially different than the U.S. Although we generally seek legal advice in respect of new markets and have appropriate legal documentation and due diligence process, we do not have control over how our forestry and commercial partners conduct themselves, including its choice to take or not take any actions that may adversely impact the intended objectives of our forestry or commercial partnerships. Such actions may also result in significant harm and liability to our operations.

Product liability or other related claims could have a material adverse effect on our business.

The risk of product liability claims and associated adverse publicity is inherent in the production, marketing and sale of some of our products. A successful product liability claim against us could require us to pay a substantial monetary award, and could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products. We cannot provide assurance that such claims will not be made in the future.

Our insurance strategy may not be adequate to protect us from all business risks.

In the ordinary course of business, we may be subject to losses resulting from accidents, acts of God and other claims against us, for which we may have limited or no insurance coverage. While we currently carry general liability, automobile liability, workers' compensation and temporary disability (in Hawaii), we may not maintain as much insurance coverage as other companies with better funding do. We are in the process of applying for directors' and officers' insurance policies and may not be successful in obtaining policies at an appropriate price or at insurance coverage levels offered by other companies with better funding. Additionally, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Terraformation Inc. ("Terraformation") operates a "Forest as a Service" business. Specifically, we focus on reforestation projects and forestry technology development to accelerate global forest development. Global native forest restoration is the lowest cost, lowest risk, and most politically feasible carbon drawdown solution available. Terraformation scales natural carbon capture by solving the biggest bottlenecks to forest restoration, accelerating global progress toward this climate solution. Our goal is to help individuals, companies, and governments grow three billion acres of net-new forests that improve land, create economic value, and save the world from climate change.

Business Plan

The Company plans to significantly expand its business by collaborating and funding reforestation projects, forestry technology development and global marketing. As the Company is still in its early stage and trying to establish a new industry, it cannot predict when, or if, it will become profitable. However, we look to generate revenue by selling "Forest-as-a-Service" (which may include products mentioned below such as containerized seed banks), participating in revenue streams that are derived from successful new forest projects, and helping large numbers of projects come together to acquire financing. The Company seeks to work with different organizations, including land owners, operators and non-profit organizations. The Company's revenue streams and revenue share models are still being developed at this time and may vary from project to project. For instance, the Company could receive a share of future revenue streams in a project or receive upfront payment for services and technology offered, or a combination of upfront payments and sharing of future revenue streams could be utilized. Any capital we raise in the future will empower us to expand our reforestation projects, forestry technology development and sales and marketing efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Seed to Forest Accelerator	We have created standardized products and innovative risk management approaches to bring new capabilities and leadership to the carbon markets.	Fortune 1000 customers and governments seeking to meet ambitious net zero commitments through nature based emissions solutions.
Containerized Seed Bank	Completely outfitted seed laboratory for collecting, preparing and storing millions of seeds necessary for large scale reforestation projects, powered by its own self-contained solar array and battery storage for on- or off-grid global deployments.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Containerized Nursery	Freestanding plant nursery and all the equipment necessary to quickly set up, run and maintain nursery operations at sites around the world.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations

Containerized Solar Power System	Solar power collection, storage and management system capable of establishing an independent, localized mini-grid that supports the increased demand of more complex and larger scale reforestation projects.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Containerized Water Desalination Plant	Reverse osmosis water filtration and desalination system that converts brackish, high-silica, or saltwater into a potable or non-potable water supply, supporting a wide range of community and agricultural applications.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Forestry Training	Course videos, materials and support to train those new to the field as proficient seed collectors, seed bankers, tree planters, and foresters.	Individuals who wish to learn about forestry, land owners, operators and/or non-profit organizations
Forestry Services	Consulting services to design and create scalable, self-sustaining forestry plans by assisting with species selection, carbon estimation, soil analysis, and geo-mapping of proposed sites.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Forestry Finance	Financial services for the establishment of new projects and the expansion of existing efforts that support the growth of forests.	Global reforestation sites, partnering with land owners, operators and non-profit organizations
Forest Management Software	Mobile applications and SaaS platform that provides foresters with tools to track seed collection, banked seeds, plant locations, forest growth and project operations, as well as insights and models for improving viability and forest success.	Global reforestation sites, including potentially partnering with land owners, operators and/or non-profit organizations
Forest Management Hardware	An integrated suite of IoT, remote sensing, laboratory and field	Global reforestation sites, including potentially partnering with land

	hardware, designed to work seamlessly and unobtrusively with existing forestry practice, that provides real-time and historical project data.	owners, operators and non-profit organizations

Competition

The competitive market for global reforestation and the capture of carbon is evolving. Currently, there is a need for other global forestation providers to achieve the global public/common goal of growing over three billion acres of forests as outlined in the World Economic Forum's "1 Trillion Tree" campaign (see 1T.org). The Company encourages competition to achieve the "1 Trillion Tree" campaign goal. To further increase the availability and accessibility of technology, tools and equipment in communities around the world, Terraformation intends to provide access to source code, blueprints, designs, training and localized resources for key forestry technologies through open source licensing and community contributions.

Customer Base

Terraformation partners and provides direct sales to private and corporate landowners as well as forestry conservation organizations and governments. Demand generation is through global marketing.

Supply Chain

The Company is highly dependent on third-party vendors to provide certain products, such as seed containers and solar panels to operate such containers. Although the Company is dependent upon certain third-party vendors, the Company believes it has access to alternate service providers in the event its current third-party vendors are unable to provide such products or services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6275870	TF **TERRAFORMATION**	Design Plus Words, Letters and/or Numbers	June 12, 2020	February 23, 2021	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the terraformation.com and terraformation.org domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign, U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Yishan Wong	CEO, President and Director	CEO and President, Terraformation Inc, 2020 – Present Responsible for sales, operations, and general CEO responsibilities President, Co-Founder and Director, Sunfire Offices, 2010-Present Responsible for sales, operations, and general CEO responsibilities	Carnegie Mellon University, B.S., Computer Science, 2001
Max Altman	Director	Investor, Apollo Projects, 2020- Present Responsible for leading investment decisions Investor, 9Point Ventures, 2016-2019 Responsible for investment decision	Duke University, B.A., Computer Science, 2010
Olga Irzak	Director	Founder and CEO of Frost Methane, 2019- Present Responsible for overseeing product, strategy and operations of the company System Architect, Zola Electric, 2017-2019 Responsible for architecting the software for a minigrid system with novel hardware and building relevant business partnerships	University of Toronto, M.S., Computer Science, 2011; University of Waterloo, B.Math, Computer Science, 2007;

*Pursuant to a Voting Agreement, dated May 25, 2021, between the Company and certain investors of the Company, the Board shall be comprised of three directors, of which two shall be designated by Yishan Wong, and the remaining seat shall be designated by a majority of the Series A Preferred Stock investors so long as 4,622,395 shares of Series A Preferred Stock are outstanding.

Director Biographical Information

<u>Yishan Wong</u>: Yishan Wong is the Founder, CEO and a member of the Board of Directors of the Company. He previously served as CEO of Reddit from 2012 to 2014 and Director of Engineering at Facebook from 2005 to 2010. Yishan was also an early engineer at PayPal. He holds a B.S. in Computer Science (2001) from Carnegie Mellon University.

<u>Max Altman</u>: Max Altman is a member of the Board of Directors at the Company and lead investor of the Company's recent Series A financing. He is a member of the founding team and investor at Apollo Projects, where he is responsible for leading investment decisions. Max holds a B.A. in Computer Science (2010) from Duke University.

<u>Olga Irzak</u>: Olga Irzak is a member of the Board of Directors of the Company. Since 2019, she has been the Founder and CEO of Frost Methane, where she oversees product, strategy and operations of the Company. Previously, from 2017 to 2019, she was a system architect at Zola Electric, where she was responsible for architecting the software for a mini grid system with novel hardware and building relevant partnerships. Olga also worked as a software engineer / team lead at Google Energy and software engineer at X. Olya holds an M.S. in Computer Science (2011) from University of Toronto and a B. Math in Computer Science (2007) from University of Waterloo.

<u>Officers and Key Persons</u>

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Yishan Wong	CEO and President	CEO and President, Terraformation Inc., 2020 – Present Responsible for sales, operations, and general CEO responsibilities President, Co-Founder and Director, Sunfire Offices, 2010-Present Responsible for sales, operations, and general CEO responsibilities	Carnegie Mellon University, B.S., Computer Science, 2001

| Ethan Cary | Vice President of Product Development | Vice President of Product Development, Terraformation Inc., 2021 - Present

Responsible for product development

Vice President of Manufacturing, Terraformation Inc., 2020 – 2021

Responsible for manufacturing and logistics

Head of Site Engineering, Terraformation Inc., 2020-2021
Responsible for building, manufacturing and logistics | Yale University; M.A., French Language and Literature, 1998; Whitman College, B.A., French Language and Literature, 1996 |

		VP Engineering, Matterport, 2013- 2017 Responsible for Matterport's Software Product Development, Quality Assurance, IT and Program Management	
Ricky Fong	General Counsel	General Counsel, Terraformation Inc., 2021 - Present Responsible for managing legal matters General Counsel and Corporate Secretary, Oriente Group, 2019-2020 Responsible for overseeing legal, regulatory and compliance matters Head of Legal, Oriente Group, 2016-2019 Responsible for building the legal team and managing legal risks	Washington University in St. Louis, J.D., 2006; B.S.B.A., Finance, 2003
Berry Kennedy	Vice President, Operations	Vice President, Operations, Terraformation Inc., 2021 – Present Responsible for operations Vice President, Strategy and Business Operations, Built Technologies, 2019-2021 Responsible for strategy and operations General Manager, Uber Eats, Uber Technologies, Inc., 2017-2019 Responsible for Uber Eats in Midwest states	Boston University; B.S., Journalism, 2010
Jonathan Kim	Head of Climate Impact	Head of Climate Impact, Terraformation Inc., 2021 – Present Responsible for product development Founder, Chief Executive Officer / Chief Product Officer, Appcues, 2013 - 2019	Boston University; B.S., Journalism, 2010

		Responsible for leading business operations and product strategy	
Damien Kuhn	Vice President, Forestry Partnerships and Development	Vice President, Forestry Partnerships and Development, Terraformation Inc., 2023 to Present. Responsible for overseeing forestry partnerships and development. COO, Kinomé, 2013 to 2022 Responsible for developing forestry partnerships worldwide and structuring an advisory team. Forest & Climate expert, United Nations for Development Program, 2010 date to 2012 Responsible for advising governments and preparing investments in forestry projects.	ENSAIA, MSc degree, Agronomy, 2007; AgroParisTech, MSc degree, Forestry, 2009
Prem Lalvani	Chief Financial Officer	Chief Financial Officer, Terraformation Inc., 2021 to Present Responsible for overseeing the finance and accounting Chief Financial Officer of growth companies in the U.S. and internationally from 2017 to 2021 Responsible for overseeing the finance function	Illinois State University, B.S., Accounting, 1991
Yee Lee	Vice President of Growth	Vice President of Growth, Terraformation Inc., 2020 – Present Responsible for growth initiatives Product Manager, Facebook, 2016-2020 Responsible for the Facebook Fundraisers product	Stanford University, M.S., Industrial Engineering and Engineering Management, 1998; University of California at Berkeley, B.S., Industrial Engineering and Operations Research, 1995
Huey Lin	Special Projects	Special Projects, Terraformation Inc., 2021 – Present Responsible for overseeing Company special projects	Stanford University, Masters in Administration in Policy Analysis and Evaluation, 1999;

		Venture Partner, GGV Capital, 2021-Present Responsible for supporting and advising GGV's portfolio companies President of Asia, Flexport, 2018-2020 Responsible for Asia region's overall strategy and P&L Founding Chief Operating Officer, Affirm, 2012- 2018	Carnegie Mellon University, B.S., Biological Science and Psychology, 1997
Margaret Morales	Vice President of Communications and Marketing	Vice President of Communications and Marketing, Terraformation Inc., 2021 – Present Responsible for communications and marketing Head of Communication, Terraformation Inc., 2020-2021 Responsible for communications and marketing Researcher, Sightline Institute, 2015-2019 Responsible for leading the Institute's Farms and Forests program, exploring carbon capture potential in working lands	University of British Columbia, M.A., Resource Management and Environmental Studies, 2012; Duke University, B.A., Environmental Science and English, 2008
Aubrey Vella	Vice President, People	Vice President, People, Terraformation Inc., 2022 - Present Responsible for people operations Head of People, Terraformation Inc., 2020 - 2022 Responsible for people operations Principal HR Business Partner, Affirm, 2015-2021 Responsible for helping to scale the company from around 50 to 1,000 people, building out the core People Operations team and then supporting the	University of San Francisco, J.D., 2011; Michigan State University, B.A., Political Theory and Constitutional Democracy, 2007

		fintech's technology teams including Engineering, Product, Design and Risk	

Officers and Key Persons Biographical Information

Yishan Wong: Yishan Wong is the Founder, CEO and a member of the Board of Directors of the Company. He previously served as CEO of Reddit from 2012 to 2014 and Director of Engineering at Facebook from 2005 to 2010. Yishan was also an early engineer at PayPal. He holds a B.S. in Computer Science (2001) from Carnegie Mellon University.

Ethan Cary: Ethan Cary is Vice President of Product Development at the Company. Prior to joining the Company, he was VP Engineering at Matterport from 2013 to 2017 (where he was responsible for Software Product Development, Quality Assurance, IT and Program Management) and Director of Product Development at eBay from 2012 to 2013 (where he oversaw product development). He holds an M.A. in French Language and Literature (1998) from Yale University and a B.A in French Language and Literature (1996) from Whitman College.

Ricky Fong: Ricky Fong serves as General Counsel of the Company. Prior to joining Terraformation, he was General Counsel and Corporate Secretary (2019 to 2020) and Head of Legal (2016 to 2019) at Oriente Group, where he built and oversaw the legal and compliance function of the emerging markets fintech startup. Prior to that, Ricky worked as an investor at BlackPine based in Hong Kong, and was formerly a corporate lawyer at Latham & Watkins and Paul Weiss. Ricky holds a J.D. (2006) and a B.S.B.A. in Finance (2003) from Washington University in St. Louis.

Berry Kennedy: Berry Kennedy is Vice President, Operations at the Company. Prior to joining the Company, she was Vice President, Strategy and Business Operations at Built Technologies, a fintech and construction tech startup, where she was responsible for strategic and operational matters. Prior to that, Berry was General Manager, Uber Eats, at Uber Technologies, Inc., where she ran operations team to grow the Uber Eats business. She holds a B.A. in Religious Studies (2008) at Yale University and an M.B.A. (2014) from the University of Michigan.

Jonathan Kim: Jonathan Kim is Head of Climate Impact at the Company. Prior to joining the Company, he was the Founder and Chief Executive Officer / Chief Product Officer at Appcues from 2013 to 2019 where he led business operations and product strategy. Jonathan holds a B.S. in Journalism (2010) from Boston University.

Damien Kuhn: Damien is Vice President, Forestry Partnerships and Development at the Company. Prior to joining the Company, he was COO at Kinomé from 2013 to 2022 (where he was responsible for developing forestry partnerships worldwide and structuring an advisory team), and was Forest & Climate expert at United Nations for Development Program from 2010 date to 2012 (where he was responsible for advising governments and preparing investments in forestry projects). He holds an MSc degree in Agronomy (2007) from ENSAIA and an MSc degree in Forestry (2009) from AgroParisTech.

Prem Lalvani: Prem Lalvani is Chief Financial Officer of the Company. Prior to joining Terraformation, Prem was fractional CFO of high-growth companies in the U.S. and internationally from 2017 to 2021 where he was responsible for directing finance and administration. Prem holds a B.S. in Accounting (1991) from Illinois State University. He passed the Certified Public Accountant examination in Illinois.

Yee Lee: Yee Lee is Vice President of Growth at the Company. Prior to joining the Company, Yee was a Product Manager at Facebook from 2016 to 2020, where he was responsible for the Facebook Fundraisers product. Yee was also the founder of multiple technology startup companies. He holds an M.S. in Industrial Engineering and Engineering Management (1998) from Stanford University and a B.S. in Industrial Engineering and Operations Research (1995) from the University of California at Berkeley.

Huey Lin: Huey Lin leads Special Projects at the Company. She is also a venture partner for GGV Capital where she supports and advises the fund's portfolio companies. Prior to this, she was the President of Asia at Flexport, from 2018 to 2020, responsible for the region's overall strategy and P&L, and the Founding Chief Operating Officer of Affirm, from 2012 to 2018, responsible for overseeing the organization's operations. Huey began her career at PayPal, playing an instrumental role as one of the first product managers and expanding PayPal internationally. She holds a Masters in Administration in Policy Analysis and Evaluation (1999) from Stanford University and a B.S. in Biological Science and Psychology (1997) from Carnegie Mellon University.

Margaret Morales: Margaret Morales is VP of Communications and Marketing at the Company. Prior to joining the Company, she was a researcher at Sightline Institute from 2015 to 2019 (where she was responsible for leading the Institute's Farms and Forests program, exploring carbon capture potential in working lands). She holds an M.A. Resource Management and Environmental Studies (2012) from the University of British Columbia, and a B.A. in Environmental Science and English (2008) from Duke University.

Aubrey Vella: Aubrey Vella is Vice President, People at the Company. Prior to joining the Company, she was a Principal HR Business Partner at Affirm from 2015 to 2021 (where she helped to scale the company from around 50 to 1,000 people, building out the core People Operations team and then supporting the fintech's technology teams including Engineering, Product, Design and Risk). Prior to this she worked as an attorney in California. She holds a J.D. (2011) from University of San Francisco Law School.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company intends to enter into indemnification agreements with its directors and officers.

Employees

The Company currently has 87 employees. Additionally, the Company utilizes the services of independent contractors and outsourced payroll providers.

Terraformation Inc.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 13,000,000 shares of Class A common stock, par value $0.00001 per share (the "**Class A Common Stock**") and 30,000,000 shares of Class B common stock, par value $0.00001 per share (the "**Class B Common Stock**") (the Class A Common Stock and Class B Common Stock, collectively "**Common Stock**") and 5,824,525 shares of Series Seed preferred stock, par value $0.00001 per share (the "**Series Seed Preferred Stock**") and 9,244,791 shares of Series A preferred stock, par value $0.00001 (the "**Series A Preferred Stock**") (the Series Seed Preferred Stock and Series A Preferred Stock, collectively, the "**Preferred Stock**"). Additionally, the Company has established the 2021 Stock Plan for which 4,182,554 shares of Class B Common Stock are authorized for issuance thereunder.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	11,787,500
Par Value Per Share	$0.00001
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Class B Common Stock
Amount Outstanding	393,396
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Series Seed Preferred Stock
Amount Outstanding	3,949,525
Par Value Per Share	$0.00001

Terraformation Inc.

Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to receive dividends equal to $0.10240 per share payable when declared (non-cumulative) (b) Liquidation Preference of $1.28 per share; (c) Right to convert into Class B Common Stock at any time at $1.28 per share; (d) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Company in a public offering at $1.28 per share; (e) Protective provisions so long as 1,500,000 shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Series A Preferred Stock
Amount Outstanding	7,812,500
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to $0.31 per share payable when declared (non-cumulative) (b) Liquidation Preference of $3.84 per share; (c) Right to convert into Class B Common Stock at any time at $3.84 per share; (d) Automatic conversion into Class B Common Stock upon $50 million in gross proceeds raised by the Company in a public offering at $3.84 per share; (e) Right to one Board seat so long as 4,622,395 shares of Series A Preferred Stock are outstanding; (f) Protective provisions so long as 1,500,000 shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Terraformation Inc.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	2,412,193
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$5,098,682.35*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $105,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Securities.

*An amount equal to $99,974.16 was issued to Republic, an intermediary for the offering.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$40,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None

Material Terms	Automatic conversion, with a 15% discount, upon subsequent equity financing. Liquidity upon certain changes of control, direct listings or IPO.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Securities.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Yishan Wong	10,000,000 shares of Class A Common Stock, 1,015,625 Series Seed Preferred Stock, 287,598 Series A Preferred Stock	74.76%

Terraformation Inc.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Terraformation Inc. (the "**Company**") was incorporated on January 1, 2020 under the laws of the State of Delaware, and is headquartered in Waimea, Hawaii.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2022, the Company had an aggregate of $9,634,783 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

In January 2022, the Company completed an offering pursuant to Regulation CF and raised $4,998,708.19.

Capital Expenditures and Other Obligations

The Company plans a series of large capital expenditures to support global forestry projects. As of the date of this Form C-AR, the Company has not committed to any large scale forestry projects and has no capital expenditure obligations.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities We have made the following issuances of securities within the last 12 months.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$122	12,174,000	N/A	May 17, 2021	Section 4(a)(2)
Class B Common Stock	$91,500	260,000	N/A	June 11, 2021, June 20, 2021	Rule 701
Series Seed Preferred Stock	$5,055,400	3,949,525	Reforestation Projects and Forestation Technology	March 10, 2021	Reg. D Rule 506(b)
Series A Preferred Stock	$30,000,011	7,812,503	Reforestation Projects and Forestation Technology	May 24, 2021 to May 28, 2021, June 1, 2021, June 6, 2021, July 19, 2021 August 23, 2021	Reg. D Rule 506(b)

Terraformation Inc.

SAFE (Simple Agreement for Future Equity)*	$3,755,400	N/A	Reforestation Projects and Forestation Technology	February 3, 2020 to March 2, 2020, March 19, 2020, June 5, 2020, August 3, 2020, January 20, 2021, January 21, 2021	Section 4(a)(2)
Option to Purchase Common Stock	N/A	1,272,554	N/A	June 1, 2021	Rule 701
Warrant to Purchase Series Seed Preferred Stock**	$0	1,875,000	N/A	March 10, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)***	$5,138,682	N/A	Reforestation Projects and Forestation Technology	January 31, 2022	Reg. CF
SAFE (Simple Agreement for Future Equity)	$40,000	N/A	Reforestation Projects and Forestation Technology	December 30, 2022	Section 4(a)(2)

*Converted into Series Seed Preferred Stock on March 10, 2021.
** Expired as of March 10, 2023.
*** An amount equal to $99,974.16 was issued to Republic, an intermediary for the offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) Yishan Wong, the Company's Chief Executive Officer, owns Pacific Flight, LLC, with whom the Company has a Memorandum of Collaboration, dated August 14, 2020, and a lease, dated August 8, 2022.

(2) Yishan Wong, the Company's Chief Executive Officer, owns Pacific Tundra, LLC, with whom the Company has a lease agreement, dated October 28, 2022.

(3) Yishan Wong, the Company's Chief Executive Officer, owns North Kohala Land Alliance LLC, with whom the Company has a lease dated August 8, 2022.

Preliminary Financial Statements
Periods Ending December 31, 2022 and 2021
(2021 Audited, 2022 Unaudited)

TERRAFORMATION INC.

BALANCE SHEET

Periods Ending December 31, 2022 and 2021

	Years ended December 31,	
	2022	2021
Assets		
Current assets		
Cash and cash equivalents	9,634,783	22,031,299
Prepaid expenses, Accounts Receivable, Inventory	1,476,407	854,302
Total current assets	**11,111,191**	**22,885,602**
Non-current assets		
Fixed Assets	903,278	127,557
Other Assets	866,631	250,000
Intangible assets	610,712	23,503
Total non-current assets	**2,380,622**	**401,059**
Total assets	**13,491,813**	**23,286,661**
Liabilities and Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable	404,983	382,149
Accrued and other Liabilities	1,303,280	1,110,168
Deferred revenue	432,334	51,407
Deferred social security tax payable	0	22,537
Total liabilities	**2,140,597**	**1,566,261**
Equity		
Common Stock; $0.00001 par value, 12,500,000 authorized		
and 12,174,000 outstanding	122	122
Common stock B; $0.00001 par value, 30,000,000 authorized		
and 302,500 outstanding	3	3
Additional Paid In Capital	191,205	158,596
Employee stock options	7,995,862	6,714,627

CrowdSAFE	5,138,682	0
Cost of Financing CrowdSAFE	(463,549)	
Series A preferred stock; $0.00001 par value, 9,244,791		
authorized and 7,812,500 outstanding	29,776,765	29,776,765
Series Seed preferred stock; $0.00001 par value, 5,824,525		
authorized and 3,949,525 outstanding	5,044,304	5,044,304
Accumulated deficit	(36,332,179)	(19,974,018)
Total Equity	**11,351,215**	**21,720,400**
Total liabilities and equity	**13,491,813**	**23,286,661**

EXHIBIT A

TERRAFORMATION INC.

STATEMENT OF OPERATIONS

Years Ending December 31, 2022 and 2021

	Years ended December 31,	
	2022	**2021**
Revenue	1,138,250	122,821
Cost of goods sold	(861,420)	(72,788)
Gross Profit	**276,830**	**50,033**
Operating expenses		
Research and development	(2,452,807)	(947,747)
Selling, general and administrative	(14,125,519)	(16,815,564)
Total operating expenses	**(16,578,326)**	**(17,790,587)**
Other income and expenses	(56,665)	(15,829)
Net loss	**(16,358,161)**	**(17,756,384)**

Terraformation Inc.

TERRAFORMATION INC
STATEMENT IN CHANGES IN EQUITY
Periods Ended December 31, 2022

	Common Stock A	Common Stock B	Series Seed Preferred	Series A Preferred	SAFE Convertible Securities	Employee Stock Grant	CrowdSAFE	Accumulated Deficit	Total Equity
Balance at January 1, 2020								0	0
Issuance during the year	122				3,355,400	690,892			4,046,414
Net loss								(2,217,634)	(2,217,634)
Balance at December 31, 2020	122	0	0	0	3,355,400	690,892	0	(2,217,634)	1,828,780
Balance at January 1, 2021	122	0	0	0	3,355,400	690,892	0	(2,217,634)	1,828,780
Issuance during the year		158,599	5,055,400	30,000,005	(3,355,400)	6,023,735			37,882,340
Cost of Financing			(11,096)	(223,240)					(234,336)
Net loss								(17,756,384)	39,476,784
Balance at December 31, 2021	122	158,599	5,044,304	29,776,765	0	6,714,627	0	(19,974,018)	21,720,400
Balance at January 1,2022	122	158,599	5,044,304	29,776,765	0	6,714,627	0	(19,974,018)	21,720,400
Issuance during the year		32,609		0	0	1,281,235	5,138,682		6,312,552
Cost of Financing							(463,549)		(323,575)
Net loss								(16,358,161)	(16,358,161)
Balance at December 31, 2022	122	191,208	5,044,304	29,776,765	0	7,995,862	4,675,133	(36,332,179)	11,351,215
						TOTAL EQUITY			11,351,215

Terraformation Inc.

EXHIBIT A

TERRAFORMATION INC.
STATEMENT OF CASH FLOW
Years Ending December 31, 2022 and 2021

	Years ended December 31,	
	2022	2021
Cash flows from operating activities		
Net loss	(16,358,161)	(17,756,384)
Changes in:		
Prepaid expenses and Lease	(678,615)	(800,892)
Accounts payable	22,834	323,781
Accrued and other liabilities	(281,179)	1,042,383
Deferred revenue	380,926	50,620
Deferred social security tax payable	(37,181)	(8,578)
Net cash used in operating activities	**(16,951,375)**	**(17,149,070)**
Cash flows from investing activity		
Change in Fixed Assets	(854,817)	(131,549)
Change in Other Assets	31,411	(250,000)
Change in Goodwill	(610,712)	0
Net cash used in investing activity	**(1,434,118)**	**(391,549)**
Cash flows from financing activities		
Change In Equity	5,988,977	37,648,004
Net cash from financing activities	**5,988,977**	**37,648,004**
Net change in cash and cash equivalents	(12,396,516)	20,107,399
Cash and cash equivalents, beginning of year	22,031,299	1,923,901
Cash and cash equivalents, end of year	**9,634,783**	**22,031,299**

Terraformation Inc.

Exhibit B
Notes to Financial Statements

1 General information

Terraformation Inc. (Company), a Delaware Corporation, operates a "forest as a service" business. The Company was incorporated in Delaware on January 1, 2020. The Company manages 18 forest restoration projects in Hawaii and internationally. The Company sells its products and services direct to corporate customers and through the Internet throughout the United States and internationally, including Africa, Latin America, and Eastern Europe, with emphasis on tropical and temperate climates which have the greatest impact on carbon sequestration.

2 Summary of significant accounting policies Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the year. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Deferred Revenue

Deferred revenue represents the unearned portion of fees received from customers in advance of performance of services.

Revenue

The Company derives its revenue primarily from consulting and restoration services. Revenues are recognized as actual costs are incurred, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expenses. The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

2 Summary of Significant Accounting Policies (Continued)

Revenue is recognized on the basis of actual time incurred multiplied by the billable hourly rate stated in the contract plus materials expense incurred which totalled $1,138,250 and $122,821 for the years ending December 31, 2022 and 2021.

Intangible Assets

Patents and licensing agreements are carried at cost less accumulated amortization. Additionally, the patents and licensing agreements are reviewed annually for impairment and adjusted to their estimated value, if necessary. Amortization is computed by the straight-line method over the estimated useful lives of three years for patents.

The Company acquired Goodwill, amounting to $610,712 on May 4, 2022 when we purchased Agro Resources Inc.

Concentration of Credit Risk

The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

The principal markets for the Company's services are in the United States and international markets. Management performs continuing credit evaluations of its customers and generally does not require collateral.

Income Taxes

The stockholders of Terraformation Inc. have elected treatment as a C Corporation under the Internal Revenue Code. Under this election the Company is required to pay federal and state taxes.

New Accounting Standard – Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The FASB also subsequently issued additional ASUs, which amend and clarify Topic 842. The most significant change in the new leasing guidance is the requirement to recognize right-of-use assets and lease liabilities for operating leases on the balance sheet. The ASUs are effective for fiscal year beginning after December 15, 2021 and interim periods beginning after December 15, 2022. Early adoption is permitted. On January 1, 2022, the Company signed a long-term lease for a period of 5 years. The Company will evaluate the methods of adoption allowed and the effect that adoption is expected to have on its financial position, results of operations, cash flows and related disclosures, as appropriate.

Management Evaluation of Going Concern

In accordance with accounting principles generally accepted in the United States of America, management performed an evaluation to determine if adverse conditions or events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for the one-year period from the date of our audit report. Management's evaluation identified that the Company reported a net loss of approximately $16,835,000 . Management's evaluation of the Company's ability to continue as a going concern factored into account that at December 31, 2022, the Company had cash of approximately $11,111,000 and total equity of approximately $11,351,000.

3 Stock Plan

On February 19, 2020, the Board of Directors approved a Stock Plan designed to recruit key employees and consultants as well as authorized 2,000,000 shares. The Stock Plan was amended on August 29, 2020 to increase the shares authorized to 2,500,000. The restricted stock vests over a four-year period with a purchase price of $1.28 and a par value of $0.00001. As of December 31, 2020, 2,174,000 shares were issued and outstanding under the plan.

On May 12, 2022, the Board of Directors approved an increase of 1,250,000 shares to be issued under the Stock Plan.

As of December 31, 2022, there were 2,412,193 shares issued and outstanding under the plan.

4 Prepaid Expenses

Prepaid expenses consisted of the following at December 31, 2022 and 2021, respectively:

	2022	2021
Accounts Receivable	$222,647	$8,000
Accrued Revenue	$44,405	$0
Other Prepaid Expenses	$657,707	$381,076
Inventory	$551,648	$465,227
	$1,476,407	$854,303

5 Accrued expenses

Accrued expenses consisted of the following at December 31, 2022 and 2021, respectively:

	2022	**2021**
Accrued Compensation	$308,370	$296,653
Forestry Financing Liability	$235,847	$737,399
Lease Liability	$650,699	
Other accrued expenses	$108,346	$61,354
Corporate Income Tax	$18	$14,662
Total accrued expenses	$1,303,280	$1,110,068

6 SAFE Convertible Securities

On February 24, 2020, the Board of Directors authorized a Simple Agreement in Future Equity (SAFE) raising $3,355,400. On March 10, 2021 each SAFE was converted into shares of series seed preferred stock at a value of $1.28 per share. A total of 3,949,525 preferred shares were issued totalling $5,055,392.

On January 31, 2022, the Company completed a Crowdfunding SAFE for $5,138,632.

7 Major Customers

The Company engaged in project sales and one nursery rehabilitation project representing the majority of its revenue for the years ended December 31, 2022 and 2021.

8 Income Taxes

The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company has sustained net operating losses since its inception. Net operating losses will be carried forward to reduce taxable income in future years due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards. Under current law, net operating losses may be carried forward indefinitely.

The company is subject to franchise and income tax filing requirements in the states of Delaware and Hawaii.

9 Contingencies and Commitments

The Company is not involved in any general matters of litigation nor is management aware of any potential or pending claims which will materially affect the Company's financial position or results of operations.

10 Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID- 19) as a pandemic, which continues to spread throughout the United States of America. To date, the impact on the Company's operations and results has not been significant and management expects this to remain the case. Management continues to actively monitor the global situation in order to mitigate any potential future impact on the Company's operations and financial performance.

11 Subsequent Events

The Company had no material events to report.